As filed with the Securities and Exchange Commission on April 13, 2015

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

FINTAN ALTERNATIVE FIXED INCOME INSTITUTIONAL FUND, LLC

(Name)

203 Redwood Shores Parkway, Suite 230
Redwood City, California  94065

 (Address of Principal Business Office (No. & Street, City, State, Zip Code))

 (650) 687-3450

(Telephone Number, including Area Code)

Josephine Cheung
Fintan Partners, LLC
203 Redwood Shores Parkway, Suite 230
Redwood City, California 94065

(Name and Address of Agent for Service of Process)

COPY TO:
Jesse P. Kanach, Esq.
Perkins Coie LLP
700 Thirteenth St., NW
Washington, DC  20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES ☒ NO ☐
SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf by the undersigned, thereto duly authorized, in Redwood City, California on the 10th day of April 2015.

Fintan Alternative Fixed Income Institutional Fund, LLC

By:	/s/ Josephine Cheung
Name: Josephine Cheung
Title: Authorized Person